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                              [LOGO APPEARS HERE]

                                                              April 6, 1999

Dear Stockholder:

  Enclosed is a copy of Building One Services Corporation's Supplement to the Offer to Purchase, dated April 6, 1999 (the "Supplement to the Offer to Purchase"), in which Building One Services Corporation (the "Company") is offering to purchase 25,500,000 shares of its issued and outstanding common stock, including shares underlying certain options ("Shares"), at a price of $22.50 per Share, subject to the terms and conditions set forth in the Supplement to the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

  The Supplement to the Offer to Purchase modifies and restates in its entirety the original Offer to Purchase dated February 19, 1999. The Company decided to modify its original offer as a result of the decreases in the market price of its Shares after the commencement of its original offer and the increasing cost of the financing needed to fund the offer. The Company also announced on March 23, 1999 that it had agreed to sell $100 million of convertible subordinated notes to Boss Investment LLC, an affiliate of Apollo Management L.P.

  THE OFFER EXPIRES AT 11:59 P.M., NEW YORK CITY TIME, ON APRIL 22, 1999, UNLESS EXTENDED (THE "EXPIRATION DATE").

  If, after reviewing the information set forth in the Supplement to the Offer to Purchase and Letter of Transmittal, you wish to tender Shares for purchase by the Company, please contact your broker, dealer or other nominee to effect the tender for you or, if you have the certificates for your Shares and they are in your name, you may follow the instructions contained in the Supplement to the Offer to Purchase and Letter of Transmittal. Tendering stockholders will not be obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Company pursuant to the Offer; however, a broker, dealer or other person may charge a fee for processing the transactions on behalf of stockholders. Stockholders are not required to pay a service charge to the Company or the Depositary in connection with their tender of Shares.

  Neither the Company nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each stockholder is urged to consult his or her broker, investment adviser or tax adviser before deciding whether to tender any Shares.

  Should you have any other questions on the enclosed material, please do not hesitate to contact your broker, dealer or other nominee, or call MacKenzie Partners, Inc., the Information Agent, at 800/322-2885.

                                        Yours truly,

                                        BUIILDING ONE SERVICES CORPORATION

                                        Joseph M. Ivey

                                        President and Chief Executive Officer